UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________
FORM 12b-25

SEC FILE NUMBER 1-11657
CUSIP NUMBER 899896104

NOTIFICATION OF LATE FILING

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: June 29, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transitional Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Tupperware Brands Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

14901 South Orange Blossom Trail
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32837
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tupperware Brands Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 29, 2024 (the “Q2 2024 Form 10-Q”) by the prescribed due date.

The Company previously disclosed on Forms 12b-25 filed on March 29, 2024 and May 10, 2024 that it would be unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and its Quarterly Report on Form 10-Q for the quarter ended March 30, 2024, respectively, by the prescribed due dates.

The Company continues to experience significant liquidity challenges, and continues to have substantial doubt about its ability to continue as a going concern. In addition, the Company’s accounting department has experienced, and continues to experience, significant attrition, including the recent departure of its Chief Financial Officer, resulting in resource and skill set gaps, strained resources, and a loss of continuity of knowledge. In light of these circumstances, the Company has been focusing, and continues to focus its efforts on (i) engaging in discussions with potential investors and financing partners with respect to potential financing transactions, including securing short-term bridge financing, as most recently described in the Company’s Current Report on Form 8-K filed on August 14, 2024, and (ii) executing its strategic turnaround plan, as described most recently in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on March 29, 2024. As a result, the Company is unable, without unreasonable effort or expense, to complete and file the Q2 2024 Form 10-Q by the prescribed due date.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the Company’s ability and expectation to file the Q2 2024 Form 10-Q, and its ability to attract potential investors and financing partners and consummate a potential financing transaction. Such forward-looking statements are based on assumptions about many important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s most recent filing on its Annual Report on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws..

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Karen M Sheehan	407	847-1917
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

	If answer is no, identify report(s).			☐	Yes	☒	No
Form 10-K for the fiscal year ended December 30, 2023
Form 10-Q for the quarter year ended March 30, 2024
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected
	by the earnings statements to be included in the subject report or portion thereof?			☒	Yes	☐	No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is executing on its strategic turnaround plan, and as a result, has incurred one-time non-operating charges impacting its Q2 2024 results. The Company also is experiencing a continuing decline in its underlying business, which will be reflected in its revenues and its results of operations for the quarter ended June 29, 2024 as compared to the quarter ended July 1, 2023.. The Company is still completing its Q2 2024 financial close process, and continues to have substantial doubt about its ability to continue as a going concern; therefore no reasonable quantitative estimate of the changes can be made at this time.

Tupperware Brands Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2024	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Executive Vice president, Chief Legal Officer & Secretary